 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 25, 2018, announcing the Company's financial results for the first quarter ended March 31, 2018.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 26, 2018

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Wednesday 25 April 2018 – 8 a.m. CET _________________________________

EURONAV ANNOUNCES
 FIRST QUARTER 2018 RESULTS
HIGHLIGHTS

•	Difficult and challenging freight market remains in place
•	Recycling of ships rise offset by concentrated delivery schedule & current tonnage oversupply
•	Balance sheet strength retained with substantial liquidity to navigate the cycle
•	Gener8 merger due to close towards the end of the second quarter 2018 subject to Gener8 shareholders vote

ANTWERP, Belgium, 25 April 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the three months ended 31 March 2018.

Paddy Rodgers, CEO of Euronav said: "Oil demand has been consistently upgraded over the past six months which along with increased levels of recycling (21 VLCC YTD) are encouraging developments for all tanker operators. However, the rebalancing of the tanker market requires further affirmative action in reducing primarily older tonnage, restraint from contracting and a supportive oil price structure. Freight rates will remain under pressure until this process of rebalancing is much further advanced. Euronav retains both now and going forward substantial balance sheet capacity and fixed income visibility to navigate through such periods and remains confident on the medium-term trends for the crude tanker market."

PRESS RELEASE Regulated information Wednesday 25 April 2018 – 8 a.m. CET _________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First quarter 2018	First quarter 2017

Revenue	98,136	164,158
Other operating income	1,178	1,285

Voyage expenses and commissions	(19,809)	(16,170)
Vessel operating expenses	(36,895)	(38,876)
Charter hire expenses	(7,673)	(7,637)
General and administrative expenses	(13,750)	(10,679)
Net gain (loss) on disposal of tangible assets	−	9
Depreciation	(53,509)	(57,570)

Net finance expenses	(11,328)	(9,436)
Share of profit (loss) of equity accounted investees	4,574	9,161
Result before taxation	(39,076)	34,245

Tax benefit (expense)	(15)	79
Profit (loss) for the period	(39,091)	34,324

Attributable to: Owners of the company	(39,091)	34,324

The contribution to the result is as follows:

(in thousands of USD)	First quarter 2018	First quarter 2017

Tankers	(43,671)	25,188
FSO	4,580	9,136
Result after taxation	(39,091)	34,324

Information per share:

(in USD per share)	First quarter 2018	First quarter 2017

Weighted average number of shares (basic) *	158,166,534	158,166,534
Result after taxation	(0.25)	0.22

* The number of shares issued on 31 March 2018 is 159,208,949.
All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

PRESS RELEASE Regulated information Wednesday 25 April 2018 – 8 a.m. CET _________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First quarter 2018	First quarter 2017

Profit (loss) for the period	(39,091)	34,324
+ Depreciation	53,509	57,570
+ Net finance expenses	11,328	9,436
+ Tax expense (benefit)	15	(79)

EBITDA	25,761	101,251

+ Depreciation equity accounted investees	4,456	4,456
+ Net finance expenses equity accounted investees	(15)	396
+ Tax expense (benefit) equity accounted investees	469	−

Proportionate EBITDA	30,671	106,103

Proportionate EBITDA per share (unaudited):

(in USD per share)	First quarter 2018	First quarter 2017

Weighted average number of shares (basic)	158,166,534	158,166,534
Proportionate EBITDA	0.19	0.67

For the first quarter of 2018 the Company had a net loss of USD -39.1 million (first quarter 2017: net profit of USD 34.3 million) or USD -0.25 per share (first quarter 2017: USD 0.22 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 30.7 million (first quarter 2017: USD 106.1 million).

PRESS RELEASE Regulated information Wednesday 25 April 2018 – 8 a.m. CET _________________________________

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	First quarter 2018	First quarter 2017
VLCC
Average spot rate (in TI pool)*	18,725	40,525
Average time charter rate**	34,000	41,150
SUEZMAX
Average spot rate***	14,000	24,000
Average time charter rate**	23,850	23,875

*Euronav owned ships in TI Pool
**Including profit share where applicable
*** Excluding technical offhire days

EURONAV TANKER FLEET & CAPITAL EXPENDITURES

During March, the Suezmax Cap Quebec (2018 – 156,600 dwt) was delivered into the Euronav fleet. This vessel is the first of four Ice Class Suezmax vessels which progressively are each starting seven-year contracts with a leading global refinery player from delivery during 2018.

When taking delivery of the Cap Quebec, the Company paid USD 45.5 million (including the final instalment). In addition the Company paid for a total of USD 12.4 million worth of instalments towards the construction of the three remaining Suezmax vessels at Hyundai Heavy Industries which are due for delivery between now and September of this year. The remaining capex for these vessels is USD 130 million against which USD 130 million will be borrowed under a new facility (see below 'Financing').

These vessel orders are accompanied by four seven-year time charter contracts.

FINANCING

On March 22, 2018, the Company signed a senior secured credit facility for an amount of USD 173.6 million with Kexim, BNP and Credit Agricole Corporate and Investment bank acting also as Agent and Security Trustee. The purpose of the loan is to finance up to 70 per cent of the aggregate contract price of the four Ice Class Suezmax vessels that will be delivered over the course of 2018.

On March 29, 2018, TI Asia Ltd and TI Africa Ltd concluded a USD 220.0 senior secured credit facility. The facility consists of a term loan of USD 110.0 million and a revolving loan of USD 110.0 million for the purpose of refinancing the two FSOs as well as for general corporate purposes. The Company provided a guarantee for the revolving credit facility tranche.

The Company retained around USD 817 million of liquidity as at the end of March 2018.

PRESS RELEASE Regulated information Wednesday 25 April 2018 – 8 a.m. CET _________________________________

PROPOSED MERGER BETWEEN EURONAV AND GENER8 MARITIME

On December 21, 2017, the boards of Euronav and Gener8 Maritime announced agreement on a stock-for-stock merger for the entire issued and outstanding share capital of Gener8 pursuant to which Gener8 would become a wholly-owned subsidiary of Euronav (the "Combined Entity"). The merger will create the leading independent large crude tanker operator with 74 crude tankers, of which 44 VLCCs and 28 Suezmax crude tankers representing over 18 million dwt in the aggregate.

The Combined Entity balance sheet assets of over USD 4 billion will have marked-to-market leverage of less than 50% and a liquidity position estimated at more than USD 750 million, including cash on hand and undrawn amounts available under existing credit facilities.

Work on the transaction is proceeding as planned with an anticipated closing in the second quarter of 2018. Full details on the proposed transaction can be found on our website: www.euronav.com. Gener8 Shareholders will vote at a special meeting expected to take place at the end of the second quarter 2018.

SECTOR NEUTRAL BLOOMBERG GENDER EQUALITY INDEX

In January 2018 Euronav was selected from ten sectors and the only Belgian listed company to join the inaugural 2018 Bloomberg Gender-Equality Index ("GEI"). This reference index measures gender equality across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings.

Euronav submitted a social survey created by Bloomberg in partnership with third-party experts, including Women's World Banking, Catalyst, and Working Mother Media. Those included on this year's index scored at or above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies. Both the survey and the GEI are voluntary and have no associated costs. The index is not ranked.

FINAL DIVIDEND 2017

Euronav will propose to the shareholders to approve a final dividend covering the second half of the 2017 financial year of USD 0.06 per share during the Annual General Meeting of Shareholders that will be held in Antwerp on 9 May 2018. This follows the USD 0.06 dividend per share paid in September 2017 covering the first half of the year, bringing the total dividend for 2017 to USD 0.12 per share. Following the approval, it is anticipated that the ex-dividend date shall be 14 May 2018 with a record date of 15 May 2018 and a payment date as of 23 May 2018.

PRESS RELEASE Regulated information Wednesday 25 April 2018 – 8 a.m. CET _________________________________

TANKER MARKET

Sustained freight rate pressure continued throughout the first quarter. This reflected an oversupply of largely older tonnage compounding both a restriction in supply of barrels from the extended OPEC export cuts and new vessel supply entering the fleet. Recycling has become a strong and welcome feature with 21 VLCCs removed from the global fleet year to date. However, the fleet also had to absorb 8 new VLCCs during the same period and since the second quarter of 2017, the return to the global trading fleet of around 20-30 VLCCs from logistical storage as the oil price structure has moved into backwardation. This level of vessel supply combined with the concentrated nature of the order book, with 49 VLCCs due for delivery before the end of 2018, provides a challenging headwind for tanker operators.

Other drivers of the crude tanker market however remain constructive. Asset prices at both the new build and scrap end of the spectrum have been consistently pushing higher since the third quarter of 2017. U.S. crude exports have remained strong at 1.5m bpd during the first quarter with further infrastructure plans announced during the quarter to maintain and grow this new trading route. Annual forecasts for crude demand have been, unusually for this early part of a calendar year, upgraded with consensus growth for 2018 already at 1.6m bpd – the same level recorded in both 2016 and 2017.

OUTLOOK

Demand for crude overall and expansion of ton miles remain positive for the tanker sector. The prospect for oil supply also remains supportive with a higher (and relatively stable) oil price driving new supply from Brazil, Russia and most notably U.S. shale.     However, the concentrated nature of the order book combined with a current oversupply of tonnage are likely to provide a challenging backdrop for tanker operators until the world fleet can sufficiently rebalance.

An elevated level of recycling activity is positively impacting a large tanker fleet, which is at a level of maturity in terms of average fleet age not seen since the early 2000s, and will provide a supportive medium-term dynamic. However, the rebalancing of the tanker market requires further affirmative action in reducing, primarily, older tonnage and continued restraint from contracting new buildings before the freight market can gain traction.

Since the second half of 2016 Euronav has undertaken a number of proactive measures to bolster its capital structure to retain the capability to navigate the tanker cycle. The structure of the proposed merger transaction with Gener8 Maritime maintains those robust capital ratios. This structure should allow the Combined Entity post-merger to continue to have some resilience to a challenging freight rate market yet retain exposure to any potential upside when the freight rate environment improves.

So far in the second quarter of 2018, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 13,187 and 42% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about USD 12,300 per day on average with 46% of the available days fixed.

PRESS RELEASE Regulated information Wednesday 25 April 2018 – 8 a.m. CET _________________________________

CONFERENCE CALL

Euronav will host a conference call today at 8 a.m. EDT / 2 p.m. CET today to discuss the results for the first quarter 2018.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at www.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	25 April 2018
Event Time:	8 a.m. EDT / 2 p.m. CET
Event Title:	"Q1 2018 Earnings Conference Call"
Event Site/URL:	https://services.choruscall.com/links/euronav180425Lit3Tbhh.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10118486. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until May 2, beginning at 9 a.m. EDT / 3 p.m. CET on 25 April 2018. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10118486.

*
*  *

PRESS RELEASE Regulated information Wednesday 25 April 2018 – 8 a.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Annual General Meeting of Shareholders 2018: Wednesday 9 May 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus vessel, 28 VLCCs, 19 Suezmaxes, three Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	March 31, 2018	December 31, 2017
ASSETS

Non-current assets
Vessels	2,287,125	2,271,500
Assets under construction	57,481	63,668
Other tangible assets	1,622	1,663
Intangible assets	50	72
Receivables	153,957	160,352
Investments in equity accounted investees	32,887	30,595
Deferred tax assets	2,507	2,487

Total non-current assets	2,535,629	2,530,337

Current assets
Trade and other receivables	137,203	136,797
Current tax assets	180	191
Cash and cash equivalents	127,897	143,648

Total current assets	265,280	280,636

TOTAL ASSETS	2,800,909	2,810,973

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	584	568
Treasury shares	(16,102)	(16,102)
Retained earnings	432,838	473,622

Equity attributable to owners of the Company	1,805,593	1,846,361

Non-current liabilities
Bank loans	664,872	653,730
Other Notes	147,754	147,619
Other payables	458	539
Employee benefits	4,344	3,984

Total non-current liabilities	817,428	805,872

Current liabilities
Trade and other payables	65,374	61,355
Current tax liabilities	222	11
Bank loans	50,688	47,361
Other borrowings	61,604	50,010
Provisions	−	3

Total current liabilities	177,888	158,740

TOTAL EQUITY and LIABILITIES	2,800,909	2,810,973

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2018	2017
	Jan. 1 - Mar. 31, 2018	Jan. 1 - Mar. 31, 2017
Shipping income
Revenue	98,136	164,158
Gains on disposal of vessels/other tangible assets	−	9
Other operating income	1,178	1,285
Total shipping income	99,314	165,452

Operating expenses
Voyage expenses and commissions	(19,809)	(16,170)
Vessel operating expenses	(36,895)	(38,876)
Charter hire expenses	(7,673)	(7,637)
Depreciation tangible assets	(53,486)	(57,546)
Depreciation intangible assets	(23)	(24)
General and administrative expenses	(13,750)	(10,679)
Total operating expenses	(131,636)	(130,932)

RESULT FROM OPERATING ACTIVITIES	(32,322)	34,520

Finance income	3,245	516
Finance expenses	(14,573)	(9,952)
Net finance expenses	(11,328)	(9,436)

Share of profit (loss) of equity accounted investees (net of income tax)	4,574	9,161

PROFIT (LOSS) BEFORE INCOME TAX	(39,076)	34,245

Income tax benefit (expense)	(15)	79

PROFIT (LOSS) FOR THE PERIOD	(39,091)	34,324

Attributable to:
Owners of the company	(39,091)	34,324

Basic earnings per share	(0.25)	0.22
Diluted earnings per share	(0.25)	0.22

Weighted average number of shares (basic)	158,166,534	158,166,534
Weighted average number of shares (diluted)	158,227,662	158,343,942

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2018	2017
	Jan. 1 - Mar. 31, 2018	Jan. 1 - Mar. 31, 2017

Profit/(loss) for the period	(39,091)	34,324

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	16	40
Equity-accounted investees - share of other comprehensive income	−	233

Other comprehensive income, net of tax	16	273

Total comprehensive income for the period	(39,075)	34,597

Attributable to:
Owners of the company	(39,075)	34,597

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	(16,102)	515,665	1,887,956	−	1,887,956

Profit (loss) for the period	−	−	−	−	34,324	34,324	−	34,324
Total other comprehensive income	−	−	40	−	233	273	−	273
Total comprehensive income	−	−	40	−	34,557	34,597	−	34,597

Transactions with owners of the company
Equity-settled share-based payment	−	−	−	−	86	86	−	86
Total transactions with owners	−	−	−	−	86	86	−	86

Balance at March 31, 2017	173,046	1,215,227	160	(16,102)	550,308	1,922,639	−	1,922,639

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	(16,102)	473,621	1,846,360	−	1,846,360

Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	(1,729)	(1,729)	−	(1,729)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	(16,102)	471,892	1,844,631	−	1,844,631

Profit (loss) for the period	−	−	−	−	(39,091)	(39,091)	−	(39,091)
Total other comprehensive income	−	−	16	−	−	16	−	16
Total comprehensive income	−	−	16	−	(39,091)	(39,075)	−	(39,075)

Transactions with owners of the company
Equity-settled share-based payment	−	−	−	−	37	37	−	37
Total transactions with owners	−	−	−	−	37	37	−	37

Balance at March 31, 2018	173,046	1,215,227	584	(16,102)	432,838	1,805,593	−	1,805,593

* The opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2018	2017
	Jan. 1 - Mar. 31, 2018	Jan. 1 - Mar. 31, 2017
Cash flows from operating activities
Profit (loss) for the period	(39,091)	34,324

Adjustments for:	60,064	57,491
Depreciation of tangible assets	53,486	57,546
Depreciation of intangible assets	23	24
Provisions	(3)	(29)
Tax (benefits)/expenses	15	(79)
Share of profit of equity-accounted investees, net of tax	(4,574)	(9,161)
Net finance expense	11,327	9,436
(Gain)/loss on disposal of assets	−	(9)
Equity-settled share-based payment transactions	37	86
Amortization of deferred capital gain	(247)	(323)

Changes in working capital requirements	(783)	(10,138)
Change in cash guarantees	(24)	(8)
Change in trade receivables	(468)	4,712
Change in accrued income	(3,065)	(3,669)
Change in deferred charges	(9,010)	(8,631)
Change in other receivables	7,711	(4,977)
Change in trade payables	2,693	8,873
Change in accrued payroll	(1,419)	(1,348)
Change in accrued expenses	6,810	(3,645)
Change in deferred income	(4,276)	(1,510)
Change in other payables	(89)	2
Change in provisions for employee benefits	354	63

Income taxes paid during the period	188	306
Interest paid	(7,442)	(8,647)
Interest received	286	93
Dividends received from equity-accounted investees	−	1,000

Net cash from (used in) operating activities	13,222	74,429

Acquisition of vessels	(62,799)	(104,110)
Acquisition of other tangible assets	(70)	(8)
Acquisition of intangible assets	(1)	−
Proceeds from the sale of other (in)tangible assets	−	9
Loans from (to) related parties	8,700	−

Net cash from (used in) investing activities	(54,170)	(104,109)

Proceeds from new borrowings	154,982	217,464
Repayment of borrowings	(128,126)	(287,707)
Transaction costs related to issue of loans and borrowings	(1,649)	−
Dividends paid	(3)	−

Net cash from (used in) financing activities	25,204	(70,243)

Net increase (decrease) in cash and cash equivalents	(15,744)	(99,923)

Net cash and cash equivalents at the beginning of the period	143,648	206,689
Effect of changes in exchange rates	(7)	14

Net cash and cash equivalents at the end of the period	127,897	106,780